No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning Changes in Executive Officers and Directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 30, 2025

[Translation]

January 30, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Changes in Executive Officers and Directors

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Nominating Committee today made an internal decision on the following personnel changes in its Directors to become effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2025, and that its Board of Directors today decided on personnel changes in Executive Officers and to become effective as of April 1, 2025.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders scheduled to be held in June 2025 shall be formally determined at that Ordinary General Meeting of Shareholders.

Particulars

1. Planned Personnel Changes in Executive Officers

<As of April 1, 2025>

Executive Officers to be promoted

Name	Current Title	New Title
Ayumu Matsuo	Executive Officer	Managing Executive Officer
Kazuhiro Takizawa	Executive Officer	Managing Executive Officer

Executive Officers to be newly appointed

Name	Current Title	New Title
Daiki Mihara	Operating Executive	Executive Officer
Toshihiro Akiwa	Operating Executive	Executive Officer

<For Reference>

Compositions of Directors and Officers as of April 1, 2025 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2025

Name	As of April 1, 2025	As of the date of the Ordinary General Meeting of Shareholders
Toshihiro Mibe	Director, President and Representative Executive Officer	Director, President and Representative Executive Officer

Shinji Aoyama	Director, Executive Vice President and Representative Executive Officer	Director, Executive Vice President and Representative Executive Officer

Noriya Kaihara	Director, Executive Vice President and Representative Executive Officer	Director, Executive Vice President and Representative Executive Officer

Eiji Fujimura	Director, Managing Executive Officer	Director, Managing Executive Officer

Asako Suzuki	Director	Director

Jiro Morisawa	Director	Director

Kunihiko Sakai	Director*[3]	Director*[3]

Fumiya Kokubu	Director*[3]	Director*[3]

Yoichiro Ogawa	Director*[3]	Director*[3]

Kazuhiro Higashi	Director*[3]	Director*[3]

Ryoko Nagata	Director*[3]	Director*[3]

Mika Agatsuma	Director*[3]	Director*[3]

Katsushi Inoue	Senior Managing Executive Officer	Senior Managing Executive Officer

Keiji Otsu	Managing Executive Officer	Managing Executive Officer

Masayuki Igarashi	Managing Executive Officer	Managing Executive Officer

Kensuke Oe	Managing Executive Officer	Managing Executive Officer

Manabu Ozawa	Managing Executive Officer	Managing Executive Officer

Hironao Ito	Managing Executive Officer	Managing Executive Officer

Ayumu Matsuo	Managing Executive Officer*[1]	Managing Executive Officer

Kazuhiro Takizawa	Managing Executive Officer*[1]	Managing Executive Officer

Minoru Kato	Executive Officer	Executive Officer

Yutaka Tamagawa	Executive Officer	Executive Officer

Katsuto Hayashi	Executive Officer	Executive Officer

Takashi Onuma	Executive Officer	Executive Officer

Daiki Mihara	Executive Officer*[2]	Executive Officer

Toshihiro Akiwa	Executive Officer*[2]	Executive Officer

*[1]	To be promoted
*[2]	To be newly appointed
*[3]	Outside Directors